                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------
                                 SCHEDULE TO/A
                                 (RULE 14d-100)

                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
               OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)

                              BENJAMIN MOORE & CO.
                       (Name of Subject Company (Issuer))

                         B ACQUISITION, INC. (OFFEROR)
                    BERKSHIRE HATHAWAY INC. (OFFEROR PARENT)
    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                  COMMON STOCK, PAR VALUE $3.33 1/3 PER SHARE
                         (Title of Class of Securities)

                                   615649100
                     (CUSIP Number of Class of Securities)

                                ---------------
                                MARC D. HAMBURG
                                 VICE PRESIDENT
                            BERKSHIRE HATHAWAY INC.
                               1440 KIEWIT PLAZA
                                OMAHA, NE 68131
                           TELEPHONE: (402) 346-1400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                ---------------
                                    COPY TO:
                             ROBERT E. DENHAM, ESQ.
                           MUNGER, TOLLES & OLSON LLP
                             355 SOUTH GRAND AVENUE
                             LOS ANGELES, CA 90071
                           TELEPHONE: (213) 683-9100

                                ---------------

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*                                 AMOUNT OF FILING FEE
--------------------------------------------------------------------------------

 $1,005,511,727                                              $201,102

--------------------------------------------------------------------------------
* Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of a total of (i) 26,469,381 shares of the outstanding Common Stock, par value $3.33 1/3 per share, of the Subject Company ("Subject Company Common Stock") as of November 8, 2000, (ii) 1,288,906 shares of Subject Company Common Stock issuable upon exercise of options on Subject Company Common Stock outstanding as of November 8, 2000, with an average exercise price of $27.16, and (iii) the repayment to the Company of approximately $9.3 million in loans under the Subject Company's Employee Stock Purchase Plan and stock option plans, upon the purchase of Shares by the Offeror.

--------------------------------------------------------------------------------

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $201,102

     Form or Registration No.: Schedule TO

     Filing Party: Berkshire Hathaway Inc. and B Acquisition, Inc.

     Date Filed: November 17, 2000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.

     [_]  issuer tender offer subject to Rule 13e-4.

     [_]  going-private transaction subject to Rule 13e-3.

     [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]


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     This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule TO filed by Berkshire Hathaway Inc., a Delaware corporation ("Berkshire"), and B Acquisition, Inc., a New Jersey corporation ("Purchaser") and wholly owned subsidiary of Berkshire, on November 17, 2000, as amended by Amendment No. 1 to the Schedule TO ("Amendment No. 1"), filed by Berkshire and Purchaser on December 5, 2000 (which together constitute the "Schedule TO").

     The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding Common Stock, par value $3.33 1/3 (the "Shares"), of Benjamin Moore & Co., a New Jersey corporation (the "Company"), at the purchase price of $37.82 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal (which together with the Offer to Purchase, and any amendments and supplements thereto, collectively constitute the "Offer").

ITEM 11.  TERMS OF THE TRANSACTION.

     Item 11 of the Schedule TO is hereby amended and supplemented by deleting the amendment and supplement to Item 11 set forth in Amendment No. 1 and replacing it with the following:

          U.S. Antitrust Compliance: The waiting period applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired on December 2, 2000.

          Canadian Antitrust Compliance: The waiting period applicable to the Offer under the Canadian Competition Act (as defined in "Section 15 - Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase), expired on December 6, 2000. In a letter dated December 1, 2000, the Canadian Competition Bureau notified Berkshire that, based on the information in Berkshire's short-form filing under the Canadian Competition Act, there were insufficient grounds to institute proceedings before the Canadian Competition Tribunal to oppose the Offer.


ITEM 12.  TERMS OF THE TRANSACTION.

     Item 12 of the Schedule TO is hereby amended and supplemented by including the following:

     (a)(9) Text of joint press release, issued by Berkshire and the Company, dated December 7, 2000.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    B ACQUISITION, INC.

                                    By /s/ Marc D. Hamburg
                                    ------------------------------------
                                    Name: Marc D. Hamburg
                                    Title: Vice President



                                    BERKSHIRE HATHAWAY INC.

                                    By /s/ Marc D. Hamburg
                                    ------------------------------------
                                    Name: Marc D. Hamburg
                                    Title: Vice President and
                                           Chief Financial Officer




Dated: December 7, 2000

                                 EXHIBIT INDEX


*(a)(1)  Offer to Purchase dated November 17, 2000.

*(a)(2)  Form of Letter of Transmittal.

*(a)(3)  Form of Notice of Guaranteed Delivery.

*(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.

*(a)(5) Form of Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.

*(a)(6) Text of joint press release, issued by Berkshire and the Company, dated November 8, 2000 (incorporated by reference to the Tender Offer Statement on Schedule TO filed by Berkshire with the Securities and Exchange Commission on November 9, 2000).

*(a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*(a)(8)  Form of summary advertisement dated November 17, 2000.

 (a)(9) Text of joint press release, issued by Berkshire and the Company, dated December 7, 2000.

 (b)     None

 (c)     None

*(d)(1) Agreement and Plan of Merger, dated as of November 8, 2000, among Berkshire, Purchaser, and the Company (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on November 9, 2000).

*(d)(2) Shareholders Agreement, dated as of November 8, 2000, among Berkshire, Purchaser, and certain shareholders of the Company (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on November 9, 2000).

 (e)     None

 (f)     None

 (g)     None

 (h)     None

--------------------

* Previously filed with the Securities and Exchange Commission.